UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

On November 17, 2023, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) resolved to hold the extraordinary general meeting of shareholders (“EGM”) as follows. Shareholders who are registered in the KEPCO’s Shareholders’ registry on November 13, 2023 will be entitled to exercise their voting rights at this EGM.

1.	Date / Time: December 11, 2023 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, The Republic of Korea

            KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a Standing Director
-	Seo, Chul-Soo

2)	Election of a Non-Standing Director as a Member of the Audit Committee
-	Kim, Sung-Eun

*

The CEO is delegated with the authority to change the date and time of this EGM provided the EGM shall take place no later than February 13, 2024, and notification of any such changes will be provided. More details regarding this EGM will be provided in future filings on Form 6-K once finalized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: November 17, 2023

Attachment

Agenda 1. Election of a Standing Director

o	Seo, Chul-Soo

•	Gender : Male

•	Date of Birth : February 1, 1966

•	Current Position : Vice President & Head of Transmission & Substation Construction Department

•	Previous Positions in KEPCO

-	Director General of Transmission & Substation Department of Regional Headquarters KEPCO Daejeon-Sejong-Chungnam

-	Director General of Ulsan Regional Office under Regional Headquarters KEPCO Busan-Ulsan

-	Assistant Vice President and Head of Transmission Construction Team under Transmission & Substation Construction Department

-	Trainee of the Advanced Management Program of Seoul National University

-	General Manager of Transmission Team of Gangjin Regional Transmission & Substation Management Office under Regional Headquarters KEPCO Gwangju-Jeonnam

-	General Manager of Transmission Operations Team under Transmission & Substation Operations Department

-	General Manager of Transmission Construction Team under Transmission & Substation Construction Department

-	General Manager of Transmission Operations Team under Transmission & Substation Operations Department

•	Term of Office as Standing and Executive Director in KEPCO : Two Years

Agenda 2. Election of a Non-Standing Director as a Member of the Audit Committee

o	Kim, Sung-Eun

•	Gender: Female

•	Date of Birth: February 11, 1957

•	Previous Positions

-	Professor of Accounting and Taxation at College of Management, Kyung Hee University

-	Member of Electricity Regulatory Commission

-	Member of National Economic Advisory Council

-	Member of Management Evaluation Team for the Management Performance Evaluation on Public Institutions in accordance with the Act on the Management of Public Institutions

•	Term of office as Non-standing and Non-executive director in KEPCO : Two years

Reference to the Shareholders:

Composition of the Board of Directors

After the election as listed in this Notice, the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since
Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Sep. 19, 2023
Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023
Standing Director	Male	Lee, Jung-Bok	Corporate Senior Executive Vice President and Chief Business Management Officer	Feb. 27, 2023
Standing Director	Male	Lee, Jun-Ho	Corporate Senior Executive Vice President and Chief Safety Officer & Chief Business Operations Officer	Feb. 27, 2023
Standing Director	Male	Seo, Guen-Bae	Corporate Senior Executive Vice President and Chief Global & Nuclear Business Officer	Jun. 26, 2023
Standing Director	Male	Seo, Chul-Soo	Corporate Senior Executive Vice President and Chief Power Grid Officer	Newly Elected
Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director and Chairperson of the Board of Directors	Aug. 30, 2023
Non-standing Director	Male	Lee, Kye-Sung	Non-Executive Director	Jul. 9, 2021
Non-standing Director	Female	Kim, Jae-Shin	Non-Executive Director and the Chairperson of the Audit Committee	Jul. 9, 2021
Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022
Non-standing Director	Male	Park, Chung-Kun	Non-Executive Director	May 2, 2023
Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023
Non-standing Director	Female	Kim, Sung-Eun	Non-Executive Director and Member of the Audit Committee	Nov. 8, 2023
Non-standing Director	Male	Lee, Sung-Ho	Non-Executive Director	Nov. 8, 2023

As the former Chief Financial & Strategic Planning Officer, Mr. Seo, Guen-Bae, has been reassigned as Chief Global & Nuclear Business Officer, Mr. Cheong, Jae-Chun, one of our vice presidents is serving as an interim Chief Financial & Strategic Planning Officer in replacement of Mr. Seo.